UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 77685 / April 22, 2016

Admin. Proc. File No. 3-17082

In the Matter of

DCI TELECOMMUNICATIONS, INC.,
HELIONETICS, INC.,
LDP-III, A CALIFORNIA LIMITED PARTNERSHIP,
LYRIC INTERNATIONAL, INC.,
Q-NET TECHNOLOGIES, INC.,
SEILER POLLUTION CONTROL SYSTEMS, INC., and
THE MORTGAGE BANCFUND OF AMERICA II, L.P.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

       The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by DCI Telecommunications, Inc., Helionetics, Inc., LDP-III, A California Limited Partnership, Lyric International, Inc., Q-Net Technologies, Inc., Seiler Pollution Control Systems, Inc., or The Mortgage Bancfund of America II, L.P., and the Commission has not chosen to review the decision on its own initiative.

       Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to DCI Telecommunications, Inc., Helionetics, Inc., LDP-III, A California Limited Partnership, Lyric International, Inc., Q-Net Technologies, Inc., Seiler Pollution Control Systems, Inc., and The Mortgage Bancfund of America II, L.P.[2] The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class

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[1]   17 C.F.R. § 201.360(d).

[2]   *DCI Telecomms., Inc., Helionetics, Inc., LDP-III, A California Ltd. P'ship, Lyric Int'l, Inc., Q-Net Technologies, Inc., Seiler Pollution Control Sys., Inc., and The Mortg. Bancfund of Am. II, L.P.,* Initial Decision Release No. 977 (Mar. 8, 2016), 113 SEC Docket 13, 2016 WL 889215. The Central Index Key numbers are: 769852 for DCI Telecommunications, Inc.; 319648 for Helionetics, Inc.; 727745 for LDP-III, A California Limited Partnership; 319420 for Lyric International, Inc.; 1100891 for Q-Net Technologies, Inc.; 718827 for Seiler Pollution Control Systems, Inc.; and 849901 for The Mortgage Bancfund of America II, L.P.

of registered securities of DCI Telecommunications, Inc., Helionetics, Inc., LDP-III, A California Limited Partnership, Lyric International, Inc., Q-Net Technologies, Inc., Seiler Pollution Control Systems, Inc., and The Mortgage Bancfund of America II, L.P., are revoked.

      For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

INITIAL DECISION RELEASE NO. 977
ADMINISTRATIVE PROCEEDING
File No. 3-17082

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of DCI TELECOMMUNICATIONS, INC., HELIONETICS, INC., LDP-III, A CALIFORNIA LIMITED PARTNERSHIP, LYRIC INTERNATIONAL, INC., Q-NET TECHNOLOGIES, INC., SEILER POLLUTION CONTROL SYSTEMS, INC., and THE MORTGAGE BANCFUND OF AMERICA II, L.P.	INITIAL DECISION OF DEFAULT March 8, 2016

APPEARANCE: David S. Frye for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Cameron Elliot, Administrative Law Judge

SUMMARY

This initial decision revokes the registrations of the registered securities of Respondents due to their failures to timely file required periodic reports with the Securities and Exchange Commission.

INTRODUCTION

On February 1, 2016, the Commission issued an order instituting proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondents have a class of securities registered with the Commission pursuant to Exchange Act Section 12(g) and are delinquent in their periodic filings. Respondents were served with the OIP on February 6 and their answers were due by February 19, 2016. *DCI Telecomms., Inc.*, Admin. Proc. Rulings Release No. 3602, 2016 SEC LEXIS 527 (ALJ Feb. 11, 2016). Following Respondents' failures to timely file answers, I ordered Respondents to show cause by March 4, 2016, why the registrations of their securities should not be revoked by default due to their failures to file answers or otherwise defend this proceeding. *DCI Telecomms., Inc.*, Admin Proc. Rulings Release No. 3635, 2016 SEC LEXIS 671 (ALJ Feb. 23, 2016). To date, Respondents have not filed answers or responded to the show cause order.

FINDINGS OF FACT

Respondents are in default for failing to file answers or otherwise defend the proceeding. *See* OIP at 4; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule of Practice 155(a), 17 C.F.R. § 201.155(a), I find the following allegations in the OIP to be true.

DCI Telecommunications, Inc., Central Index Key (CIK) No. 769852, is a dissolved Colorado corporation located in Fort Lauderdale, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001. On May 3, 1999, the Commission suspended trading in the securities of the company for ten business days because of questions concerning the accuracy of the company's financial statements. *DCI Telecomms., Inc.*, Exchange Act Release No. 41358, 1999 SEC LEXIS 881. On June 26, 2000, the Commission instituted a civil action alleging, among other things, violations of Sections 5(a), 5(c), 17(a)(2), and 17(a)(3) of the Securities Act of 1933, and Exchange Act Sections 13(a), 13(b)(2)(A), and 13(b)(2)(B) and Rules 12b-20, 13a-1, and 13a-13 thereunder. *SEC v. DCI Telecomms., Inc.*, No. 00-cv-4664 (S.D.N.Y). As of January 26, 2016, the company's common stock was not publicly quoted or traded.

Helionetics, Inc., CIK No. 319648, is a suspended California corporation located in Van Nuys, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1996, which reported a net loss of $3,506,000 for the prior nine months. On March 31, 1997, the company filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Central District of California (Santa Ana), which was closed on July 26, 2011. As of January 26, 2016, the company's common stock was not publicly quoted or traded.

LDP-III, A California Limited Partnership, CIK No. 727745, is a canceled California corporation located in Carbondale, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 1998. As of January 26, 2016, the company's units of limited partnership interest were not publicly quoted or traded.

Lyric International, Inc., CIK No. 319420, is a dissolved Colorado corporation located in Addison, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended January 31, 1999, which reported a net loss of $291,993 for the prior nine months. As of January 26, 2016, the company's common stock was not publicly quoted or traded.

Q-Net Technologies, Inc., CIK No.1100891, is a void Delaware corporation located in Marina Del Rey, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the

Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended December 31, 2002, which reported a net loss of $2,218,770 for the prior year. As of January 26, 2016, the company's common stock was not publicly quoted or traded.

Seiler Pollution Control Systems, Inc., CIK No. 718827, is a void Delaware corporation located in Dublin, Ohio, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 1999, which reported a net loss of $836,483 for the prior three months. On May 14, 2012, the Commission suspended trading in the company's securities based on the lack of current and accurate information concerning the issuer. Exchange Act Release No. 66980, 2012 SEC LEXIS 1500. As of January 26, 2016, the company's common stock was traded on the over-the-counter markets.

The Mortgage Bancfund of America II, L.P., CIK No. 849901, is a canceled California corporation located in Irvine, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1999. As of January 26, 2016, the company's limited partnership units were not publicly quoted or traded.

In addition to their repeated failures to file timely periodic reports, Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file periodic reports with the Commission. Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports. *See* 17 C.F.R. §§ 240.13a-1, .13a-13. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). Respondents failed to timely file periodic reports. As a result, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

SANCTION

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondents' failures to file required periodic reports are serious because they violate a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are also recurrent in that they failed to file periodic reports for many years. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008). Finally, Respondents have not answered the OIP or otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations, and have made no assurances against further violations.

Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of Respondents' registered securities.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of DCI Telecommunications, Inc., Helionetics, Inc., LDP-III, A California Limited Partnership, Lyric International, Inc., Q-Net Technologies, Inc., Seiler Pollution Control Systems, Inc., and The Mortgage Bancfund of America II, L.P., are hereby REVOKED.

This initial decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Pursuant to that rule, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This initial decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final as to that party.

A respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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Cameron Elliot
Administrative Law Judge